Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                March 9, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9204
                FTP Strategic Fixed Income ETF Portfolio Series
                                 (the "Trust")
                      CIK No. 1837058 File No. 333-252429
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE DISCLOSURE PROVIDES THAT "ASSET CLASSES IN THE PORTFOLIO INCLUDE, BUT ARE NOT LIMITED TO, CONVERTIBLE SECURITIES, GOVERNMENT BONDS, HIGH-YIELD BONDS, INVESTMENT GRADE CORPORATE BONDS, MORTGAGE-BACKED SECURITIES, PREFERRED SECURITIES, SENIOR LOANS, AND ULTRA-SHORT MATURITY BONDS."

   (A) WITH RESPECT TO "GOVERNMENT BONDS," THE STAFF NOTES THAT THE RISK FACTORS ONLY INCLUDE "U.S. TREASURY OBLIGATIONS" RISK DISCLOSURE. PLEASE CLARIFY WHAT CONSTITUTES "GOVERNMENT BONDS" AND ADD ANY RISK DISCLOSURE AS A RESULT. ALTERNATIVELY, PLEASE REPLACE THE REFERENCE TO "GOVERNMENT BONDS" WITH "U.S. TREASURY OBLIGATIONS."

   (B) THE STAFF NOTES THAT THE RISK FACTORS DO NOT INCLUDE AN "ULTRA-SHORT MATURITY BONDS" RISK FACTOR, BUT INSTEAD INCLUDE A SHORT DURATION RISK FACTOR. IF THE TWO ARE EQUIVALENT, PLEASE RECONCILE THE TERMINOLOGY IN THE ABOVE REFERENCED DISCLOSURE. OTHERWISE, PLEASE INCLUDE APPROPRIATE DISCLOSURE FOR EACH IN THE "PORTFOLIO SELECTION PROCESS" AND "RISK FACTORS," RESPECTIVELY.

      Response: In accordance with the Staff's comment, the reference to "government bonds" will be replaced with "U.S. Treasury Obligations." In addition, please note that "ultra-short maturity bonds" refers to bonds with a maturity of less than one-year and the Trust believes that the "Limited Duration Bonds" risk disclosure sufficiently describes the risks associated with investing in such bonds.

      2. THE DISCLOSURE PROVIDES THAT THE "FIXED-INCOME ETFS SELECTED FOR THE PORTFOLIO ARE BASED ON THE FOLLOWING FACTORS:

      - A MINIMUM MARKET CAPITALIZATION OF $50,000,000
      - AT LEAST SIX MONTHS OF TRADING HISTORY
      - CURRENT DIVIDEND YIELDS
      - UNDERLYING FUND HOLDINGS' CREDIT RATINGS
      - FUND EXPOSURE TO DIFFERENT FIXED-INCOME ASSET TYPES"

PLEASE PROVIDE MORE SPECIFICS ON THESE FACTORS AND HOW THE SPONSOR WILL EVALUATE THESE FACTORS. IN ADDITION, PLEASE SPECIFY ANY CRITERIA AS TO CREDIT QUALITY.

      Response: In accordance with the Staff's comment, please note that the reference to "current dividend yields" will be modified to describe that higher yielding funds are prioritized over lower yielding funds. In addition, please note that the reference to "underlying fund holdings' credit ratings" will be deleted. However, the Trust believes that references to "minimum market capitalization of $50,000,000" and "at least six months of trading history" are detailed enough for investor comprehension and does not believe any modifications are required to the related disclosure. Lastly, the following disclosure will be added to the Trust's prospectus:

      "The Trust has no criteria relating to credit quality or duration."

      3. THE DISCLOSURE PROVIDES "THE DURATION OF A BOND IS A MEASURE OF ITS PRICE SENSITIVITY TO INTEREST RATE MOVEMENTS BASED ON THE BOND'S WEIGHTED AVERAGE TERM TO MATURITY. IN GENERAL, DURATION REPRESENTS THE EXPECTED PERCENTAGE CHANGE IN THE VALUE OF A SECURITY FOR AN IMMEDIATE 1% CHANGE IN INTEREST RATES. FOR EXAMPLE, THE PRICE OF A SECURITY WITH A THREE-YEAR DURATION WOULD BE EXPECTED TO DROP BY APPROXIMATELY 3% IN RESPONSE TO A 1% INCREASE IN INTEREST RATES." HOWEVER, DISCLOSURE RELATED TO ANY CRITERIA AS TO DURATION OR MATURITY APPEARS TO BE MISSING FROM THE "PORTFOLIO SELECTION PROCESS" DISCLOSURE. PLEASE PROVIDE CONTEXT FOR THE INCLUSION OF THIS PARAGRAPH.

      Response: Please note that while the Trust has no criteria relating to duration, the Trust believes the referenced disclosure is appropriate for investor comprehension as ultra-short maturity bonds are included in the Trust's portfolio.

      4. THE DISCLOSURE UNDER THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" INCLUDES A REFERENCE TO DERIVATIVE INSTRUMENTS. PLEASE SPECIFY THE TYPES OF DERIVATIVE INSTRUMENTS THE TRUST HAS EXPOSURE TO AND TAILOR THE RISK DISCLOSURE ACCORDINGLY.

      Response: Please note that the Trust has exposure to Funds that hold bond futures, equity futures and forward currency contracts and believes that the "Derivatives" risk disclosure, as currently presented, appropriately covers the risks related to these types of derivatives.

Risk Factors
------------

      5. THE STAFF NOTES THE INCLUSION OF AN "INVESTMENT IN OTHER INVESTMENT COMPANIES RISK." WHILE THE STAFF RECOGNIZES THAT THE DISCLOSURE DEFINES ETFS AS FUNDS OR ETFS, IT IS CONFUSING THAT THESE REFERENCES ARE USED INTERCHANGEABLY, ESPECIALLY IN THE CONTEXT OF THE RISKS AND, IN PARTICULAR, THIS RISK. THE RISK JUST ABOVE CALLS THEM ETFS, WHICH MAKES THE READER THINK THE REFERENCE TO "FUNDS" IS SOMETHING DIFFERENT (UNLESS THE TRUST CAN ALSO INVEST IN OTHER TYPES OF FUNDS). PLEASE CONSIDER USING ONE TERM TO REFER TO ETFS IN THE PROSPECTUS, OR AT LEAST THROUGHOUT THE RISK DISCLOSURE SECTION.

      Response: In accordance with the Staff's comment, the first sentence of the "Exchange-Traded Funds" risk will be replaced in its entirety with the following:

      "The Trust invests in Funds, the entirety of which consist of ETFs."

      6. THE STAFF NOTES THE INCLUSION OF A "LIMITED DURATION BONDS" RISK AND REQUESTS THAT THE TRUST INCLUDE ANY CORRESPONDING STRATEGY IN THE SECTION ENTITLED "PORTFOLIO."

      Response: Please refer to the Trust's response to Comment 1 above.

      7. THE STAFF NOTES THE INCLUSION OF A "MANAGEMENT RISK." PLEASE ADD DISCLOSURE TO THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" PROVIDING THAT THE TRUST'S PORTFOLIO INCLUDES ACTIVELY MANAGED ETFS.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the section entitled "Portfolio Selection Process":

      "The Trust's portfolio includes actively managed ETFs."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon